EXHIBIT 11.0
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CSP, INC. AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
For the three month periods ended November 28,1997
 and November 29,1996
(Dollars in thousands)
(Unaudited)
                                   /-For the three months ended-/
                                       November       November
                                         28,            29,
                                         1997           1996
NET INCOME PER COMMON SHARE-(PRIMARY)

Net income                                   $160             $8

Average common shares outstanding           2,700          2,686

Reported net income per common share        $0.06          $0.00


NET INCOME PER COMMON SHARE-(FULL DILUTION)

Net income (loss)                            $160             $8

Average common shares outstanding           2,700          2,686

Net income per common share-(Full
    Dilution)                               $0.06          $0.00

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